UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2008

PEARSON plc

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

80 Strand

London, England WC2R 0RL

44-20-7010-2000

(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X          Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                    No      X

This Report includes the following documents:

1. A press release from Pearson plc announcing Interim Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 28 July 2008	By:	/s/ STEPHEN JONES
Stephen Jones
Deputy Secretary

28 July 2008

PEARSON 2008 INTERIM RESULTS (unaudited)

Sustained growth

•	Sales up 14%* to £1.965bn;

•	Adjusted operating profit up 38% to £124m;

•	Adjusted EPS up to 5.6p (from 3.1p in H107);

•	Interim dividend raised 6.3% to 11.8p.

Long-term investment strategy paying off

•	Education sales up 17% and first-half profit of £14m with rapid growth in digital learning services and continued international expansion;

•	FT Group sales up 11% and profits up 21%, benefiting from shift towards subscription and digital revenues and focus on global businesses;

•	Penguin sales up 9% and profits up 22%, with strong publishing and innovation in all markets.

Healthy outlook

•	Full-year guidance confirmed; on track for further progress in all businesses.

Marjorie Scardino, chief executive, said: “Our momentum is strong, even in these tough economic conditions. We have leadership positions in good markets and an effective growth strategy based on quality content, digital innovation and international expansion. That strategy makes us confident that 2008 will be another record year, and that we will continue to grow.”

£ millions	Half year 2008		Half year 2007		Headline growth	CER growth	Underlying growth	Full year 2007
Business performance
Sales	1,965		1,694		16%	14%	6%	4,162
Adjusted operating profit - continuing	124		86		44%	38%	20%	619
Adjusted profit before tax	84		54		56%	—	—	549
Adjusted earnings per share	5.6	p	3.1	p	81%	—	—	46.7	p
Operating free cash flow	(274)		(265)		(3)%	—	—	533
Total free cash flow	(274)		(324)		15%			407
Net Debt	1,682		1,432		(17)%	—	—	973

Statutory results
Operating profit	95		70		36%	—	—	574
Profit before tax	55		35		57%	—	—	468
Basic earnings/(loss)	(62)		(104)		40%	—	—	284
Basic earnings/(loss) per share	(7.8	)p	(13.0	)p	40%	—	—	35.6	p

Dividend per share	11.8	p	11.1	p	6%	—	—	31.6	p

*	Throughout this announcement, growth rates are stated on a constant exchange rate (CER) basis unless otherwise stated. Where quoted, underlying growth rates exclude both currency movements and portfolio changes. The ‘business performance’ measures are non-GAAP measures and reconciliations to the equivalent statutory heading under IFRS are included in notes to the accounts 2, 4, 6, 7 and 17.

2008 OUTLOOK

Pearson makes most of its sales and profits in the second half, owing to the seasonal phasing of our education and consumer book businesses. In spite of the macroeconomic conditions, we are on track to make further progress on our financial goals and our strong trading performance has increased our confidence in the full-year outlook.

Pearson Education (63% of 2007 sales and operating profit). Our education business is trading in line with expectations. As previously announced, we have begun a reorganisation of our education company, which we are now managing and reporting as three segments: North America, International and Professional. Our expectations provided at the full-year results under the previous segmental analysis (worldwide School, Higher Education and Professional) are unchanged.

In North American Education, we have a strong market leadership position and demand for our products remains healthy. We expect our North American Education business to increase sales by around 10% at constant exchange rates (or by 2-4% in underlying terms).

In International Education, we are well placed to benefit from the growing demand for materials, assessment, technology and related services at all stages of learning. We expect our International Education business to grow sales by around 10% at constant exchange rates (or in the low single digits in underlying terms). These growth rates include the impact of the completion of the UK key stage testing contract in 2007.

In Professional Education we continue to expect sales to increase in the low single digits at constant exchange rates.

For Education as a whole, we expect 2008 margins to be similar to the 2007 level of approximately 15%, in spite of significant integration costs relating to the Harcourt businesses (which we include in our operating results). In 2009, we expect to increase Education margins by around one percentage point as we begin to realise the financial benefit of the acquisitions. Beyond 2009, we see further opportunities to increase margins in Education as we continue to consolidate our businesses.

Penguin (20% of 2007 sales, 12% of operating profit). Penguin has made an excellent start to the year, with a particularly strong first-half publishing schedule. It is on track to reach its goal of double digit margins for the full year.

Financial Times Group (17% of 2007 sales, 25% of operating profit). The FT Group is on track to achieve continued profit growth this year. FT Publishing has shown sustained growth in subscription, circulation and advertising revenues (up 2%) in the first half. Future advertising revenues remain difficult to predict, but we continue to expect to increase profit at FT Publishing even without any growth in advertising revenue. Interactive Data has raised its guidance and now expects to achieve full-year revenue growth in the 8-10% range and operating profit growth within the 11-13% range (headline growth under US GAAP).

Interest and tax. We expect our interest charge to be similar to the 2007 level and our tax rate to be in the 27-29% range.

Exchange rates. Pearson generates around two-thirds of its sales in the US and each five cent change in the average £:$ exchange rate for the full year (which in 2007 was £1:$2.00) would have a translation impact of approximately 1p on adjusted earnings per share. The average rate during the first half of 2008 was £1:$1.97 (£1:$1.98 in H107) and the closing rate at the end of June was £1:$1.99.

For more information:

Luke Swanson / Simon Mays-Smith / Charles Goldsmith + 44 (0) 20 7010 2310

Pearson’s results presentation for investors and analysts will be webcast live today from 09.00 (BST) and available for replay from 12.00 (BST) via www.pearson.com. Video interviews with Marjorie Scardino and Robin Freestone are also available at www.pearson.com. High resolution photographs are available for the media at www.newscast.co.uk.

OVERVIEW

Pearson’s sales at constant exchange rates increased by 14% in the first half of the year and adjusted operating profit increased by 38% to £124m. Adjusted earnings per share improved to 5.6p, from 3.1p in 2007. Operating free cash outflow was £(274)m compared to an outflow of £(265)m, in part due to the inclusion of the Harcourt International businesses, which absorb cash ahead of the second half selling season, for the first time. Our average working capital to sales ratio improved to 25.6% (from 26.1% in the first half of 2007).

Our statutory results show an increase in operating profit to £95m (£70m in 2007). Statutory profit before tax was £55m (£35m in 2007). Statutory earnings for the period show a loss of £(62)m (from a loss of £(104)m in the first half of 2007). The losses arise from taxation and exchange on disposals (Data Management in 2008 and Government Solutions in 2007).

Our net debt, which reaches a seasonal peak around the half-year, was £1,682m (£1,432m in 2007) at 30 June. We completed the acquisition of the Harcourt US Assessment business in January 2008 and the disposal of our Data Management (Scanners) business in February.

The board has declared an interim dividend of 11.8p per share, a 6.3% increase on 2007, reflecting this strong start to the year and its confidence in the full-year outlook.

£ millions	Half year 2008	Half year 2007	CER growth	Underlying growth	Full year 2007
Sales
North American Education	713	599	18%	5%	1,667
International Education	365	292	21%	4%	735
Professional	105	104	—	—	226
Pearson Education	1,183	995	17%	4%	2,628
FT Publishing	188	164	13%	8%	344
Interactive Data	186	168	8%	7%	344
FT Group	374	332	11%	8%	688
Penguin	408	367	9%	9%	846

Total continuing	1,965	1,694	14%	6%	4,162

Adjusted operating profit
North American Education	(16)	(14)	(14)%	(57)%	273
International Education	20	3	—	—	92
Professional	10	11	(9)%	(9)%	27
Pearson Education	14	—	—	—	392
FT Publishing	30	23	26%	13%	56
Interactive Data	54	45	18%	16%	97
FT Group	84	68	21%	15%	153
Penguin	26	18	22%	28%	74

Total continuing	124	86	38%	20%	619

Discontinued	—	7	—	—	15

Total operating profit	124	93	28%	20%	634

NORTH AMERICAN EDUCATION

£ millions	Half year 2008	Half year 2007	CER growth	Underlying growth	Full year 2007
Sales	713	599	18%	5%	1,667
Adjusted operating profit	(16)	(14)	(14)%	(57)%	273

As previously announced, we are bringing together our North American school and higher education businesses under a single organisation. This is Pearson’s largest business, with 2007 sales of almost £1.7bn and operating profit of £273m. Over the past five years, it has increased both sales and profits at a compound annual growth rate of 7% at constant currencies.

Raising student achievement has strong bi-partisan support, with particular concern focused on the attainment of American students relative to their contemporaries around the world in a competitive global economy. As a result government and private spending on education materials, technology and assessment continues to grow, even in difficult economic conditions.

Pearson has the leading position in educational materials, technology, assessment and related services, and a distinctive strategy of connecting those parts to support institutions and personalise learning. We believe that the closer integration of our North American education companies will bring significant opportunities to develop new growth businesses, to share new investments and technologies and to gain further efficiencies.

School Curriculum

•

US School publishing market up 3% in the first half, according to the Association of American Publishers. Industry benefits from healthy new adoption schedule in 2008, with total estimated market opportunity of approximately $880m ($830m in 2007).

•	Pearson takes an estimated 28% share of the total new adoption market, and 31% of the adoptions competed for.

•

Pearson launches enVisionMATH www.envisionmath.com, an integrated print-and-digital elementary mathematics programme (and the next generation of the innovative and highly successful California Social Studies programme). enVisionMATH helps Pearson to a market-leading 38% share of all maths adoptions, including more than 50% in Texas.

•

The Association of Educational Publishers honours two Pearson products, enVisionMATH and Longman English Interactive Online Level 2 www.longmanenglishinteractive.com, as the year’s “most outstanding” materials in the field of teaching and learning.

•

Three Pearson products are named America’s best educational software products in the Software & Information Industry Association’s 23rd Annual CODiE Awards. KnowledgeBox was named Best MultiMedia Solution, Waterford Early Learning won the Best Course/Classroom Management award, and Waterford Early Learning—Math and Science was named Best Science Instructional Solution.

•	The U.S. Department of Defense awards Pearson a five-year contract to provide elementary-school reading programmes for its schools around the world, including Pearson’s Reading Street programme.

Assessment and Information

•	Integration of Harcourt Assessment progressing well with strong performances in state testing, catalogue tests (including the SAT10) and clinical assessments.

•	Continued share gains in state assessments with new long-term contracts in Tennessee and Maryland.

•	Leading position in teacher certification boosted by a three-year renewal in California and a 6-year renewal in Oklahoma.

•

The National Board for Professional Teaching Standards awards Pearson a five-year contract to develop, administer and score its National Board Certification programme for accomplished teachers, covering 25 certificate areas.

•	Major contract wins in Student Information Systems include Dallas (165,000 students), Baltimore (69,000 students) and Garden Grove, California ( 48,000 students).

Higher Education

•

US Higher Education publishing market up 4% in the first half, according to the Association of American Publishers. Industry benefits from healthy enrolments and good demand for instructional materials, particularly those that are enhanced with technology and customisation.

•

Strong performance from first editions including Chemistry: A Molecular Approach by Nivaldo Jose Tro; The Humanities: Culture, Continuity, and Change by Henry M. Sayre; Psychology: From Inquiry to Understanding by Scott O. Lilienfeld et al; and The DK Handbook, by Anne Frances Wysocki and Dennis A. Lynch.

•

Rapid growth in Pearson’s ‘MyLab’ digital homework and assessment programmes, which now span the curriculum. MyLab products used by more than 1.7m students globally, with student registrations 48% higher than in the first half of 2007. Evaluation studies show that the use of the MyLab programmes can significantly improve student test scores and institutional productivity (www.mymathlab.com/makingthegrade_v3.pdf).

•

New strategic partnerships to provide materials and online learning services to educational institutions. Pearson partners with Rio Salado College in Arizona, which has 450 online classes and 48,000 students, to provide customised materials, and with the Colorado Community College system to provide digital textbooks for 17 courses.

•

eCollege, acquired by Pearson in 2007, increases enrolments by 41% to 1.3m and benefits from strong renewal rates of more than 95% by value. New business wins including The Louisiana Community and Technical College System (in collaboration with our custom publishing business) and e4TN, Tennessee’s statewide virtual high school.

INTERNATIONAL EDUCATION

£ millions	Half year 2008	Half year 2007	CER growth	Underlying growth	Full year 2007
Sales	365	292	21%	4%	735
Adjusted operating profit	20	3	—	—	92

From 2008 we are reporting International Education as a separate business which makes a substantial contribution to Pearson and has significant future growth potential. Over the past five years, we have increased headline sales at a compound annual growth rate of 14% (from £431m in 2003 to £735m in 2007) and headline operating profit almost eight-fold (from £12m in 2003 to £92m in 2007).

Looking ahead, we expect our International Education businesses to continue to benefit from a series of connected growth trends: increasing public and private spending on education; growing participation rates in elementary, secondary and higher education; the demand for assessment to provide measures of achievement; the potential for technology to enhance learning; an increasing focus on work-based and applied learning; and the growth of English and other international languages.

We believe this business can deliver good organic sales growth and steady margin improvement as we benefit from our growing scale, the adaptation of Pearson content and technology for new markets, and continued efficiency moves.

Our strong start to 2008 reflects a number of key elements of our International strategy:

•

New growth opportunities: including Pearson Research & Assessments, our international test development business which won contracts in Abu Dhabi, Australia and the UK, and Pearson Educational Solutions, which has won its first major UK contract.

•

Cross-border sharing of educational resources: including extensive adaptation of content and technology; the rapid roll-out of the ‘MyLab’ online homework and assessment programmes; and the development of an international sales organisation for eCollege.

•

Leading the global market for English language learning: including a new online test preparation service at www.iTests.com; re-launching the Penguin Readers series of abridged classics with new teacher support materials and digital services; and continuing growth of major global ELT programmes including English Adventure www.english-adventure.net for elementary schools, Total English for secondary schools and Market Leader (with the FT) and Intelligent Business (with The Economist) for the business market.

•

Continued consolidation and efficiency gains: including the successful integration of Paravia Bruno Mondadori in Italy and good progress in integrating Harcourt businesses in the UK, Australia and New Zealand; warehousing consolidations in Italy, Spain and Japan, and common technology systems.

Key highlights in the first half of 2008 include:

Europe

•	Edexcel continues to innovate with the successful introduction of new technologies into the UK examination system, including:

1. Onscreen marking. In 2008, Edexcel marks 4.1m ‘A’-level and GCSE scripts onscreen. This represents 88% of student work marked by examiners.

2. Online reporting and analysis. Significant roll-out of ResultsPlus www.edexcel.org.uk/resultsplus, which provides schools and students with secure online access to question-level examination performance data on results day.

3. Online progress tracking and diagnosis. Launch of ResultsPlusProgress, which will allow teachers to assess student progress before the examination, to predict results and identify areas for development.

•

Edexcel makes a significant investment in providing the UK’s new Diploma qualification for 14-19 year-olds. New qualifications in the first five ‘lines of learning’ (Construction and the Built Environment, Creative and Media, Engineering, Information Technology and Society, Health and Development) will be available from September 2008.

•

‘MyLab’ digital homework and assessment programmes were used internationally by more than 90,000 students, up 19% on the first half of 2007, and are now sold into more than 65 countries worldwide. MyLabs and Mastering Physics, two of Pearson’s online education programmes, continue to win international adoptions, including MyMathLab at the National University of Ireland, Galway, MyStatLab at Queen Mary College of the University of London, and MyAccountingLab at the University of Aberdeen. Mastering Physics is also trialled in UK schools.

•

A strong start to the year for our UK school publishing business, driven by increased demand on the back of curriculum reform and market share gains helped by innovative technology and integrated assessment for learning.

•

The University of Oxford launches the Oxford University Centre for Educational Assessment, established by a grant from Pearson, which in an initial 10-year period is supporting the new centre and a Pearson Professor of Educational Assessment.

•	Our non-English language Higher Education businesses continue to enjoy strong growth, helped by translations of new editions of a number of our bestselling US titles.

•	Following its successful deployment in the UK, Pearson pilots the LiveBook concept, which provides interactive whiteboard materials for teachers and CDs for students, in Italy and Spain.

Africa and the Middle East

•

Pearson wins a contract to deliver the Abu Dhabi Education Council’s external assessment programme over three years starting in 2009. The tests cover English, Arabic, mathematics and science for students in grades 3 to 11.

•

In South Africa, Maskew Miller Longman (MML), Pearson’s 50% joint-venture, successfully launches education technology and services with the popular Focus Exam Bank CD-Rom series in all major secondary school subjects; and a new teacher training unit Pearson Education Achievement Solutions.

•

In Nigeria, the states of Lagos and Bauchi order two million textbooks for mathematics and English; government of Ghana orders new books in English, mathematics, natural science and information technology.

Asia

•

In China, Pearson announces the acquisition of two chains of private English-language schools. Learning Education Center provides instruction for children aged five through 12, principally in Shanghai. Dell English offers English-language training to students typically between ages 15 and 35, principally in Beijing.

•

The New York Institute of Finance (NYIF) opens a Beijing office under the name of Pearson Financial Consulting. It will help educate and train China’s financial and business professionals through classes, in-company courses and monthly financial forums.

•	In India, Pearson sees strong sales growth during the first semester, particularly in K-12 education and our Higher Education growth benefits from the opening of more than 300 new colleges.

•

In Korea, Pearson Longman wins new adoptions with Avalon – a leading private language school for primary and secondary students - for Tops, a six-level primary course with teacher support and digital services; and for the Penguin Active Reader Series, a series of abridged classics with new teacher support materials and digital services.

•

In Singapore, the government names Pearson as a partner in its FutureSchools@Singapore project. Pearson will contribute a customized version of WriteToLearn, a Pearson product that helps develop reading comprehension and writing skills.

•

In Thailand, Pearson secures its largest technology adoption. The business school of Bangkok’s Assumption University purchases 2,000 access codes to software associated with Pearson’s Management textbook by Robbins and Coulter.

Latin America

•	Rapid growth in Mexico, Pearson’s largest market in the region, with an expanded local-language publishing list and salesforce, and a new local math series for middle schools.

•

In Brazil, which has Latin America’s largest and fastest-growing university population, Pearson provides custom publishing services to five leading universities in business, math, science, engineering and several other fields.

PROFESSIONAL

£ millions	Half year 2008	Half year 2007	CER growth	Underlying Growth	Full year 2007
Sales	105	104	—	—	226
Adjusted operating profit	10	11	(9)%	(9)%	27

Following the disposal of Government Solutions in 2007 and Data Management (Scanners) in 2008, our Professional education business is focused on publishing for professionals in business and technology, and on testing and certifying adults to become professionals.

Over the past five years, on a continuing business basis we have increased sales at a compound annual rate of 14% at constant currencies and operating profit from £6m in 2003 to £27m in 2007. Over that period, we significantly re-oriented our professional publishing businesses towards long-term growth markets and built our professional testing unit into a profitable industry leader. We see good growth prospects for these businesses, which will benefit from growing demand for work-related skills and qualifications in both developed and developing markets; and from close connections with professional content and customers in other parts of Pearson.

Professional Testing

•	Registration volumes for the Graduate Management Admissions Council test rise 12% worldwide in the first half of 2008, including a 24% increase outside the US.

•

New business wins include contracts to provide test delivery for the American Board of Anesthesiology’s certification exams and to deliver nursing exams for the UK’s Royal College of Veterinary Surgeons.

•

Pearson VUE announces the transition of The Institute of Internal Auditors certification exam, the Certified Internal Auditor, from paper-and-pencil to computer-based test delivery. The Certified Internal Auditor designation is the only globally accepted certification for internal auditors and will be delivered in English, Japanese, French, Spanish, German and Italian.

•

Pearson VUE partners with NIIT Ltd. of India to expand their certification network in India, extending a range of tests for students throughout the country. In a first phase, VUE and NIIT will set up testing facilities in Bangalore, Chennai, New Delhi, Hyderabad and Pune.

Professional Publishing

•

Three titles from Pearson Technology Group’s Addison-Wesley Professional were winners of the 18th annual Jolt Product Excellence and Productivity Awards, including top prize in the Technical Books category for Continuous Integration: Improving Software Quality and Reducing Risk by Paul Duvall with Steve Matyas and Andrew Glover.

•

Two titles from Wharton School Publishing were selected for Amazon.com’s Top Ten Editors’ Picks: Business for 2007: We Are Smarter Than Me: How To Unleash The Power of Crowds in Your Business, by Barry Libert and Jon Spector; and Firms of Endearment: How World-Class Companies Profit from Passion and Purpose, by Rajendra S. Sisodia, David B. Wolfe, and Jagdish N. Sheth.

•

Scott Kelby, an author with Pearson’s Peachpit imprint, is recognized as the top-selling computer book author for the fourth consecutive year, according to Nielsen BookScan data. His books include The iPod Book: Doing Cool Stuff with the iPod and the iTunes Music Store, Fourth Edition, and The Adobe Photoshop Lightroom Book for Digital Photographers.

FINANCIAL TIMES GROUP

£ millions	Half year 2008	Half year 2007	CER growth	Underlying growth	Full year 2007
Sales
FT Publishing	188	164	13%	8%	344
Interactive Data	186	168	8%	7%	344

Total	374	332	11%	8%	688

Adjusted operating profit
FT Publishing	30	23	26%	13%	56
Interactive Data	54	45	18%	16%	97

Total	84	68	21%	15%	153

In recent years, the FT Group has significantly shifted its business towards digital and subscription revenues. We have sold largely print and advertising-based national media companies (Recoletos in Spain, Les Echos in France, FT Deutschland in Germany); acquired digital businesses with international opportunities (Mergermarket, Exec-Appointments.com, Money-Media); and invested steadily behind our global and digital businesses including the Financial Times, FT.com and Interactive Data.

As a result of this strategy, in 2007 digital services accounted for 63% of FT Group revenues, up from 28% in 2000; in 2007 advertising accounted for 30% of FT Group revenues, down from 52% in 2000. On a continuing business basis, FT Group sales have increased from £506m in 2003 to £688m in 2007, and profits from £39m to £153m.

Looking ahead, we believe that the FT’s premium and global position, combined with our digital and subscription businesses, put us in a good position to increase profits at the FT Group in 2008, even in tough macroeconomic conditions.

FT Publishing

•	FT Publishing revenues up 13%, and operating profit up 26% to £30m (£23m in 2007).

•

FT Publishing advertising revenues increase by 2% as good growth in industrial, consumer and luxury categories, including the How to Spend It magazine, offset weakness in technology, corporate finance and recruitment ads at the FT newspaper, and personal finance and mortgage-related advertising at FT Business.

•

Financial Times maintains worldwide newspaper circulation at approximately 450,000 (449,260 average for the January-June ABC period) and wins many awards including Newspaper of the Year at the 2008 British Press Awards.

•

FT.com benefits from launch of innovative new access model involving registration for access to more than five articles per month. Subscribers maintained at around 100,000, while registered users increase more than three-fold from almost 150,000 at the end of 2007 to 500,000 at the end of July 2008.

•

The Financial Times continues to invest in international expansion and fast-growing markets. It launches a new edition for the Middle East, reflecting the Gulf region’s growth as an international finance and business centre; and Rui, a lifestyle and wealth-management magazine for China’s fast-growing business elite.

•	Strong performance from Mergermarket with contract renewal rates of almost 90% and new product launches including Debtwire ABS and Debtwire Re-structuring Database.

•

FT acquires Money-Media, which provides online news and commentary for the fund-management industry. Money-Media rolls out Ignites Europe, an online news service for people working with the European cross-border fund industry.

•

The Economist, in which Pearson owns a 50% stake, increases weekly circulation by 9% to 1.3 m (for the July-December ABC period). Operating profit at The Economist Group increases 23% to £44m, and sales increase 8% to £266m for the year ended 31 March 2008.

Interactive Data

•	Interactive Data revenues up 8% and operating profit up 18% to £54m (£45m in 2007) driven by strong sales and approximately 95% renewal rates within its Institutional Services segment.

•

Raises full year guidance to revenue growth in the 8-10% range and operating profit growth within the 11-13% range (headline growth under US GAAP) against previous guidance of revenue growth in the 7-9% range and operating profit growth within the 9-11% range.

•

Pricing and Reference Data continues to generate good growth in North America and Europe. Growth is primarily organic, by providing additional services to customers, but also through bolt-on acquisitions, most recently the announced purchase of Kler’s Financial Data Service, a leading provider of reference data to the Italian financial industry.

•

Real-Time Services sees strong growth in its datafeeds business and continued expansion of its Managed Solutions business in the United States. On 1 July 2008, Interactive Data Real-Time Services launched its new generation, high speed data distribution network, designed to manage the anticipated continued rapid growth of data volumes.

•

Continued investment in expanding the breadth and depth of the data covered and products offered, including a new OTC complex derivatives valuation tool to be launched later in 2008; and in the capacity of its real-time infrastructure to allow for the anticipated growth in real-time market data volumes.

•

Interactive Data continues to benefit from growth trends including: heightened scrutiny around the valuation of securities; increased regulation; increasing adoption of low latency data for algorithmic trading; and continuing need to differentiate wealth management offerings with bespoke client interface solutions.

PENGUIN

£ millions	Half year 2008	Half year 2007	CER growth	Underlying growth	Full year 2007
Sales	408	367	9%	9%	846
Adjusted operating profit	26	18	22%	28%	74

Penguin is one of the most famous brands in book publishing, known around the world for the quality of its publishing and its consistent record of innovation.

We set out a plan several years ago to grow Penguin’s profits significantly and consistently. That plan has four major parts:

1. Continued and disciplined investment in author and product development;

2. Developing Penguin as a globally coordinated publishing organisation, benefiting from its worldwide scale and rapid rates of growth in literacy, education and demand for books in emerging markets;

3. Innovating with digital technologies to provide new reading experiences, new ways to market and sell books, and more efficient means of production, storage and distribution of content;

4. Becoming a more efficient organisation, focusing on margin progression, working capital discipline and cash generation.

Penguin’s recent progress and its excellent start to 2008 confirm that this plan is working, placing it in a strong position to sustain its publishing and commercial success and achieve its target of double digit margins in 2008.

Penguin’s first-half highlights include:

Strong publishing in all markets; top awards in the US, Australia, Canada and India

•

In the US, Penguin leads the industry for #1 New York Times bestsellers in the first half. Penguin’s 17 #1 bestsellers include Eckhart Tolle’s A New Earth (5.8 million copies shipped), Greg Mortenson’s Three Cups of Tea, Michael Pollan’s In Defense of Food and Harlan Coben’s Hold Tight. Junot Díaz wins The Pulitzer Prize for Fiction and the National Book Critics Circle Award for Fiction for The Brief Wondrous Life of Oscar Wao.

•

In the UK, #1 bestseller Devil May Care, the new James Bond novel by Sebastian Faulks, is the fastest-selling hardback fiction title in Penguin UK’s history, with almost 300,000 copies shipped to date. Other bestselling authors included Marian Keyes, Jane Green and Jamie Oliver.

•

In Australia, Penguin is named Publisher of the Year at the Australian Book Industry Awards (and wins four of the seven awards for individual books), growing ahead of its market with bestsellers from Australian authors Tom Winton and Monica McInerney alongside international authors Marian Keyes and Eckhart Tolle.

•	In Canada, Penguin is named Publisher of the Year by the Canadian Booksellers Association. Bestsellers include Ken Follett, Khaled Hosseini, Kim Edwards, Elizabeth Gilbert and Eckhart Tolle.

•	In India, Penguin is the largest trade publisher, is growing rapidly with authors such as Shobhaa De and Amitav Ghosh, and wins the major English language prizes in India’s national book awards.

•	Wolf Totem by Jiang Rong, which won the first Man Asian Literary Prize, is published globally by Penguin Group in English including in China. Penguin Classics are launched in both Chinese and Korean.

•

In the second half, Penguin will publish major new books in the US, including titles by Patricia Cornwell, Kathleen Norris, Daniel Silva, Barton Gellman, Clive Cussler and Mary-Kate and Ashley Olsen, while Penguin UK has new works by Zoë Heller, Michael Moore, Jamie Oliver and Twiggy.

Leading in digital innovation

•

Significant expansion of eBook publishing and sales. In the US, Penguin will have 6,500 titles in eBook format by early 2009 and intends to publish new frontlist titles as eBooks. In the UK Penguin intends to publish new titles simultaneously in print and eBook formats and begins a programme to publish its 5,000-title backlist as eBooks.

•

In the US, Penguin publishes Jane Austen’s Pride and Prejudice as its first title in a new ‘Enhanced eBook’ format and debuts in the top 10 on the Amazon Kindle bestseller list. It includes the original book reviews, a chronology of her life, instruction on period etiquette, dancing and recipes and a literary tour of famous Austen sites.

•	Penguin partners with Mobifusion in India to deliver content to consumers via mobile phones.

•	Rapid growth in traffic and sales at Penguin’s websites. Unique visitors up to 4m across Penguin’s US and UK sites, an increase of around 20%.

•

Penguin wins at the New Media Age Effectiveness Awards for www.blogapenguinclassic.com, an online forum where readers blog about many of the best books ever written. Penguin also launches www.penguin.co.uk/tasters, which allows readers to download and sample the first chapters of all Penguin’s latest novels for free.

ENDS

Except for the historical information contained herein, the matters discussed in this press release include forward-looking statements that involve risk and uncertainties that could cause actual results to differ materially from those predicted by such forward-looking statements. These risks and uncertainties include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in the company’s publicly-filed documents, including the company’s Annual Report. The company undertakes no obligation to update publicly any forward looking statement, whether as a result of new information, future events or otherwise.

FINANCIAL REVIEW

Operating result

On a headline basis, sales for the six months to 30 June 2008 increased by £271m or 16% from £1,694m in 2007 to £1,965m in 2008 and total adjusted operating profit increased by £31m or 33% from £93m in 2007 to £124m in 2008.

On an underlying basis sales grew by 6% and adjusted operating profit by 20%. Our underlying measures exclude the effects of exchange and portfolio changes. In the first half of 2008, currency movements increased sales by £37m and adjusted operating profit by £5m while portfolio changes increased sales by £137m and adjusted operating profit by £9m.

Adjusted operating profit excludes amortisation of acquired intangibles and includes the adjusted profits from discontinued operations (excluding gains and losses on disposal). Statutory operating profit (from continuing operations) increased by £25m or 36% from £70m in 2007 to £95m in 2008. Statutory operating profit includes an increased charge for intangible amortisation but does not include the contribution from discontinued operations.

Net finance costs

Net finance costs reported in our adjusted earnings comprise net interest payable and net finance income relating to employee benefit plans. Net interest payable for the first six months of 2008 was £45m up from £44m for the first six months of 2007. This rise is mainly due to higher average net debt, offset by a reduction in interest rates on our floating US dollar debt. Finance income relating to post-retirement plans was £5m in 2008, remaining at the same level as the prior period.

Also included in the statutory definition of net finance costs are foreign exchange and other gains and losses. These are excluded from adjusted earnings as they represent short-term fluctuations in market value and are subject to significant volatility. These other gains and losses may not be realised in due course as it is normally the intention to hold the related instruments to maturity. In the period to June 2008, there was no net effect from these items although foreign exchange and other gains and losses in the six months to 30 June 2007 amounted to an income of £4m.

Taxation

The reported tax rate for the six months to 30 June 2008 was 29%. This is broadly consistent with the expected UK corporation tax rate for the full year of 28.5%. Although our overseas profits, which arise mainly in the US, are subject to tax rates that are generally higher than the UK rate, the US profit is not as significant at the half year as it is at the full year. The effective tax rate on our adjusted earnings for the six months to 30 June 2008 was 28%; this rate is lower than the statutory rate as it includes the benefit of tax deductions attributable to amortisation of goodwill and intangibles. This benefit more accurately aligns the adjusted tax charge with the expected medium-term rate of cash tax payment.

Discontinued operations

Discontinued operations in 2008 relates to the Data Management (Scanners) business that was sold on 22 February 2008. The Scanners business was reported as discontinued in the 2007 figures along with Government Solutions (sold February 2007), Datamark (acquired with eCollege and immediately sold in July 2007) and Les Echos (sold December 2007).

We received cash proceeds of $221m on the sale of the Scanners business and realised a loss before tax of £51m mainly due to exchange. Tax on the sale is expected to be a charge of £37m.

Minority interests

Our minority interests comprise mainly the 39% minority share of Interactive Data.

Dividends

The dividend accounted for in the six months to June 2008 is the final dividend in respect of 2007 of 20.5p. An interim dividend of 11.8p was approved by the Board in July 2008 and will be accounted for in the second half of 2008.

Pensions

Pearson operates a variety of pension plans. Our UK Group plan is by far the largest and includes a significant defined benefit section. We have some smaller defined benefit sections in the US and Canada but, outside the UK, most of our companies operate defined contribution plans.

The charge to profit in respect of worldwide pensions and post-retirement benefits amounted to £36m in the first six months of 2008 compared to £29m in the first six months of 2007. Of the charge, £41m (2007 half year: £34m) is reported as a charge in operating profit and £5m (2007 half year: £5m) is reported as income in net finance costs. The overall surplus on the UK Group plan decreased from £62m at the end of 2007 to £36m at 30 June 2008.

Principal risks and uncertainties

We conduct regular reviews to identify risk factors which may affect our business or financial performance. Our internal audit function reviews these risks with each of the Group’s businesses and agrees measures to mitigate these risks wherever possible. The principal risks and uncertainties have not changed from those detailed in the 2007 Annual Report.

Recent uncertainty in the global economy may affect market confidence and the ability of some companies to raise finance and thereby lead to increased counterparty risk. The group is not exposed to sub-prime or collateralised debt obligations and has sufficient resources to continue to finance working capital and investment needs through existing borrowings and undrawn facilities. In May 2008, we successfully raised $900m in the US capital market.

The effect that a global economic slow down may have on our customers, suppliers and levels of funding for our products and services is difficult to predict but weaker economic conditions may lead to some slowdown in demand for some of our products.

CONDENSED CONSOLIDATED INCOME STATEMENT

for the six months to 30 June 2008

all figures in £ millions	note	2008 half year		2007 half year		2007 full year
Continuing operations
Sales	2	1,965		1,694		4,162
Cost of goods sold		(934)		(811)		(1,910)

Gross profit		1,031		883		2,252

Operating expenses		(950)		(824)		(1,701)
Share of results of joint ventures and associates		14		11		23

Operating profit	2	95		70		574

Finance costs	3	(57)		(57)		(150)
Finance income	3	17		22		44

Profit before tax	4	55		35		468
Income tax	5	(16)		(9)		(131)

Profit for the period from continuing operations		39		26		337

Discontinued operations
Loss for the period from discontinued operations	8	(88)		(119)		(27)

(Loss) / profit for the period		(49)		(93)		310

Attributable to:
Equity holders of the Company		(62)		(104)		284
Minority interest		13		11		26

(Loss) / earnings per share from continuing and discontinued operations (in pence per share)
Basic	6	(7.8	)p	(13.0	)p	35.6	p
Diluted	6	(7.8	)p	(13.0	)p	35.6	p

Earnings per share from continuing operations (in pence per share)
Basic	6	3.3	p	1.9	p	39.0	p
Diluted	6	3.3	p	1.9	p	39.0	p

The accompanying notes to the condensed consolidated financial statements form an integral part of the interim financial information.

CONDENSED CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

for the six months to 30 June 2008

all figures in £ millions	note	2008 half year	2007 half year	2007 full year
Net exchange differences on translation of foreign operations		23	(39)	25
Actuarial (losses) / gains on retirement benefit obligations		(39)	134	80
Taxation on items charged to equity		14	8	29

Net (expense) / income recognised directly in equity		(2)	103	134
(Loss) / profit for the period		(49)	(93)	310

Total recognised income and expense for the period		(51)	10	444

Attributable to:
Equity holders of the Company	11	(64)	(1)	418
Minority interest		13	11	26

CONDENSED CONSOLIDATED BALANCE SHEET

as at 30 June 2008

all figures in £ millions	note	2008 half year	2007 half year	2007 full year
Property, plant and equipment		349	342	355
Intangible assets	13	4,118	3,641	3,814
Investments in joint ventures and associates		18	26	20
Deferred income tax assets		319	353	328
Financial assets - Derivative financial instruments		21	16	23
Retirement benefit assets		36	40	62
Other financial assets		47	52	52
Other receivables		147	126	129

Non-current assets		5,055	4,596	4,783

Intangible assets – Pre-publication		527	437	450
Inventories		486	437	368
Trade and other receivables		1,032	984	946
Financial assets – Derivative financial instruments		2	19	28
Financial assets – Marketable securities		19	28	40
Cash and cash equivalents (excluding overdrafts)		448	383	560

Current assets		2,514	2,288	2,392
Non-current assets classified as held for sale		—	45	117

Total assets		7,569	6,929	7,292

Financial liabilities – Borrowings		(1,897)	(1,471)	(1,049)
Financial liabilities – Derivative financial instruments		(21)	(28)	(16)
Deferred income tax liabilities		(283)	(252)	(287)
Retirement benefit obligations		(94)	(81)	(95)
Provisions for other liabilities and charges		(58)	(37)	(44)
Other liabilities		(173)	(116)	(190)

Non-current liabilities		(2,526)	(1,985)	(1,681)

Trade and other liabilities		(968)	(891)	(1,050)
Financial liabilities – Borrowings		(251)	(392)	(559)
Financial liabilities – Derivative financial instruments		(3)	—	—
Current income tax liabilities		(88)	(61)	(96)
Provisions for other liabilities and charges		(33)	(14)	(23)

Current liabilities		(1,343)	(1,358)	(1,728)
Liabilities directly associated with non-current assets held for sale		—	(46)	(9)

Total liabilities		(3,869)	(3,389)	(3,418)

Net assets		3,700	3,540	3,874

Share capital		202	202	202
Share premium		2,500	2,494	2,499
Treasury shares		(241)	(224)	(216)
Reserves		1,048	892	1,210

Total equity attributable to equity holders of the Company		3,509	3,364	3,695
Minority interest		191	176	179

Total equity	11	3,700	3,540	3,874

The condensed consolidated financial statements were approved by the Board on 27 July 2008.

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

for the six months to 30 June 2008

all figures in £ millions	note	2008 half year	2007 half year	2007 full year
Cash flows from operating activities
Net cash (used in) / generated from operations	17	(147)	(188)	659
Interest paid		(42)	(50)	(109)
Tax paid		(48)	(48)	(87)

Net cash (used in) / generated from operating activities		(237)	(286)	463

Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired		(355)	(167)	(472)
Acquisition of joint ventures and associates		(1)	(2)	(4)
Purchase of property, plant and equipment (PPE)		(32)	(30)	(86)
Proceeds from sale of PPE		1	—	14
Purchase of intangible assets		(14)	(14)	(33)
Disposal of subsidiaries, net of cash disposed		106	289	469
Disposal of investments		4	—	—
Interest received		8	5	19
Dividends received from joint ventures and associates		2	3	32

Net cash (used in) / generated from investing activities		(281)	84	(61)

Cash flows from financing activities
Proceeds from issue of ordinary shares		2	7	12
Purchase of treasury shares		(20)	(51)	(72)
Proceeds from borrowings		663	597	272
Liquid resources disposed / (acquired)		20	(4)	(15)
Repayment of borrowings		(100)	(391)	(391)
Finance lease principal payments		(1)	(1)	(2)
Dividends paid to Company’s shareholders		(163)	(150)	(238)
Dividends paid to minority interests		(15)	(4)	(10)

Net cash generated from / (used in) financing activities		386	3	(444)
Effects of exchange rate changes on cash and cash equivalents		15	7	3

Net decrease in cash and cash equivalents		(117)	(192)	(39)
Cash and cash equivalents at beginning of period		492	531	531

Cash and cash equivalents at end of period		375	339	492

For the purposes of the cash flow statement, cash and cash equivalents are presented net of overdrafts repayable on demand. These overdrafts are excluded from cash and cash equivalents disclosed on the balance sheet.

Included in the figures above are net cash generated from / used in amounts relating to discontinued operations as follows: operating activities £nil (2007 half year: £(2)m, 2007 full year: £7m); investing activities £nil (2007 half year: £nil, 2007 full year: £3m); financing activities £nil (2007 half year: £(5)m, 2007 full year: £(21)m).

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

for the six months to 30 June 2008

1.	Basis of preparation

The condensed consolidated financial statements have been prepared in accordance with the Disclosure and Transparency Rules of the Financial Services Authority and with IAS 34 ‘Interim Financial Reporting’ as adopted by the European Union (EU). The condensed consolidated financial statements should be read in conjunction with the annual financial statements for the year ended 31 December 2007 which have been prepared in accordance with International Financial Reporting Standards (IFRS) and International Financial Reporting Interpretations Committee (IFRIC) interpretations as adopted by the European Union (EU). In respect of accounting standards applicable to the Group there is no difference between EU-adopted IFRS and International Accounting Standards Board (IASB)-issued IFRS.

The condensed consolidated financial statements have also been prepared in accordance with the accounting policies set out in the 2007 Annual Report and have been prepared under the historical cost convention as modified by the revaluation of financial assets and liabilities (including derivative financial instruments) at fair value. On 1 January 2008, the Group early adopted IFRS 8 ‘Operating Segments’ which, in conjunction with organisational changes, has led to a change in segments within the Education business. IFRS 8 requires that segments are reported on a management basis and these results are reported under the new organisational structure in a manner consistent with internal reporting to the Board and senior management of Pearson (see note 2). The 2007 Annual Report also refers to other new standards effective from 1 January 2008. Apart from IFRS 8, none of these standards have had a material impact in these financial statements.

The preparation of condensed consolidated financial statements requires the use of certain critical accounting assumptions. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas requiring a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the condensed consolidated financial statements have been set out in the 2007 Annual Report.

The financial information for the year ended 31 December 2007 does not constitute statutory accounts as defined in section 240 of the Companies Act 1985. A copy of the statutory accounts for that year has been delivered to the Registrar of Companies. The Auditors’ report on the full financial statements for the year ended 31 December 2007 was unqualified and did not contain statements under section 237 (2) of the Companies Act 1985 (regarding the adequacy of accounting records and returns), or under section 237 (3) (regarding provision of necessary information and explanations).

In accordance with IFRS, the comparatives for the six months to 30 June 2007 have been re-presented to reflect the Data Management (Scanners) business as a discontinued business (see note 8). Government Solutions, Les Echos and Datamark were previously presented as discontinued in the financial information for 2007.

The figures for the six months to 30 June 2008 and 30 June 2007 have not been audited or reviewed.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

for the six months to 30 June 2008

2.	Segment information

Following the adoption of IFRS 8 ‘Operating Segments’ and changes in the organisational structure in the Education business, the Group has revised its reporting segments. The Group is now organised into six primary business segments: North American Education, International Education, Professional, Financial Times Publishing, Interactive Data and Penguin.

all figures in £ millions	2008 half year	2007 half year	2007 full year
Sales
North American Education	713	599	1,667
International Education	365	292	735
Professional	105	104	226

Pearson Education	1,183	995	2,628
FT Publishing	188	164	344
Interactive Data	186	168	344

FT Group	374	332	688
Penguin	408	367	846

Total sales – continuing operations	1,965	1,694	4,162

Adjusted operating profit
North American Education	(16)	(14)	273
International Education	20	3	92
Professional	10	11	27

Pearson Education	14	—	392
FT Publishing	30	23	56
Interactive Data	54	45	97

FT Group	84	68	153
Penguin	26	18	74

Adjusted operating profit – continuing operations	124	86	619
Adjusted operating profit – discontinued operations	—	7	15

Total adjusted operating profit	124	93	634

Discontinued operations relate to the Group’s interest in Government Solutions, Les Echos and the Data Management (Scanners) business (see note 8). Government Solutions and the Scanners business were previously reported (before the adoption of IFRS 8) within the Professional group of businesses and Les Echos within the FT Publishing segment.

Adjusted operating profit is one of Pearson’s key business performance measures; it includes the operating profit from the total business including the results of discontinued operations. Other net gains and losses that represent profits and losses on the sale of subsidiaries, joint ventures, associates and other financial assets are excluded from adjusted operating profit as they distort the performance of the Group. In 2007 and 2008 these other net gains and losses all related to discontinued operations.

In our adjusted operating profit, we have also excluded amortisation of acquired intangibles as this is not considered to be fully reflective of the underlying performance of the Group.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

for the six months to 30 June 2008

2.	Segment information continued

The following table reconciles adjusted operating profit from continuing operations to operating profit for each segment.

all figures in £ millions	North American Education	International Education	Professional	FT Publishing	Interactive Data	Penguin	Total
2008 half year
Adjusted operating profit / (loss)	(16)	20	10	30	54	26	124
Amortisation of acquired intangibles	(12)	(8)	—	(4)	(4)	(1)	(29)

Operating profit / (loss)	(28)	12	10	26	50	25	95

2007 half year
Adjusted operating profit / (loss)	(14)	3	11	23	45	18	86
Amortisation of acquired intangibles	(8)	(2)	—	(2)	(4)	—	(16)

Operating profit / (loss)	(22)	1	11	21	41	18	70

2007 full year
Adjusted operating profit	273	92	27	56	97	74	619
Amortisation of acquired intangibles	(20)	(10)	(1)	(6)	(7)	(1)	(45)

Operating profit	253	82	26	50	90	73	574

Corporate costs are allocated to business segments on an appropriate basis depending on the nature of the cost and therefore the total segment result is equal to the Group operating profit.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

for the six months to 30 June 2008

3.	Net finance costs

all figures in £ millions	2008 half year	2007 half year	2007 full year
Net interest payable	(45)	(44)	(95)
Finance income in respect of employee benefits	5	5	10
Net foreign exchange gains / (losses)	—	6	(17)
Other gains / (losses) on financial instruments in a hedging relationship:
- fair value hedges	(1)	—	(1)
- net investment hedges	1	(1)	(1)
Other gains / (losses) on financial instruments not in a hedging relationship:
- amortisation of transitional adjustment on bonds	1	1	1
- derivatives	(1)	(2)	(3)

Net finance costs	(40)	(35)	(106)
Analysed as:
Finance costs	(57)	(57)	(150)
Finance income	17	22	44

Net finance costs	(40)	(35)	(106)

Analysed as:
Net interest payable	(45)	(44)	(95)
Finance income in respect of employee benefits	5	5	10

Net finance costs reflected in adjusted earnings	(40)	(39)	(85)
Other net finance income / (costs)	—	4	(21)

Net finance costs	(40)	(35)	(106)

Fair value gains and losses on financial instruments are analysed between three elements: net interest payable, foreign exchange and other gains and losses. For the purposes of adjusted earnings we have excluded foreign exchange and other gains and losses as they represent short-term fluctuations in market value and are subject to significant volatility. These other gains and losses may not be realised in due course as it is normally the intention to hold the related instruments to maturity.

Other net finance costs of £21m for the full year 2007, mainly relate to exchange losses on legacy euro denominated debt held to hedge the receipt of the euro denominated proceeds from the Les Echos sale. A corresponding gain was included in the sale proceeds recorded on this sale.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

for the six months to 30 June 2008

4.	Profit before tax

all figures in £ millions	note	2008 half year	2007 half year	2007 full year
Profit before tax – continuing operations		55	35	468
Add back: amortisation of acquired intangibles	2	29	16	45
Add back: other net finance costs / (income)	3	—	(4)	21

Adjusted profit before tax - continuing operations		84	47	534
Adjusted profit before tax - discontinued operations		—	7	15

Total adjusted profit before tax		84	54	549

5.	Income tax

all figures in £ millions	2008 half year	2007 half year	2007 full year
Income tax charge – continuing operations	(16)	(9)	(131)
Add back: tax benefit on amortisation of acquired intangibles	(10)	(6)	(19)
Add back: tax benefit on other net gains and losses	—	—	(9)
Add back: tax (benefit) / charge on other finance income	—	1	(6)
Tax amortisation benefit on goodwill and intangibles	2	1	25

Adjusted income tax charge - continuing operations	(24)	(13)	(140)
Adjusted income tax charge - discontinued operations	—	(3)	(5)

Total adjusted income tax charge	(24)	(16)	(145)

Tax rate reflected in adjusted earnings	28.0%	29.0%	26.4%

Our adjusted income tax charge excludes the tax benefit on other gains and losses as this benefit relates to profits or losses on the sale of subsidiaries, joint ventures or associates and other financial assets that have previously been excluded from the adjusted profit before tax.

Also, in our adjusted income tax charge we have included the tax benefit from tax deductible goodwill and intangibles as this benefit more accurately aligns the adjusted tax charge with the expected medium-term rate of cash tax payments. The benefit has been applied in the first half results, reflecting the seasonality of the business, to achieve the anticipated full year effective tax rate for adjusted earnings.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

for the six months to 30 June 2008

6.	Earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity shareholders of the Company (earnings) by the weighted average number of ordinary shares in issue during the period, excluding ordinary shares purchased by the Company and held as treasury shares. Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares to take account of all dilutive potential ordinary shares and adjusting the profit attributable, if applicable, to account for any tax consequences that might arise from conversion of those shares.

all figures in £ millions	2008 half year		2007 half year		2007 full year
Profit for the period from continuing operations	39		26		337
Minority interest	(13)		(11)		(26)

Earnings from continuing operations	26		15		311
Loss for the period from discontinued operations	(88)		(119)		(27)

(Loss) / earnings	(62)		(104)		284

Weighted average number of shares (millions)	796.6		797.3		796.8
Effect of dilutive share options (millions)	1.1		1.6		1.3
Weighted average number of shares (millions) for diluted earnings	797.7		798.9		798.1

(Loss) / earnings per share from continuing and discontinued operations
Basic	(7.8	)p	(13.0	)p	35.6	p
Diluted	(7.8	)p	(13.0	)p	35.6	p

Earnings per share from continuing operations
Basic	3.3	p	1.9	p	39.0	p
Diluted	3.3	p	1.9	p	39.0	p

7.	Adjusted earnings reconciliation

In order to show results from operating activities on a consistent basis, an adjusted earnings per share is presented which excludes certain items as set out below.

The adjusted earnings per share includes both continuing and discontinued businesses on an undiluted basis. The Company’s definition of adjusted earnings per share may not be comparable to other similarly titled measures reported by other companies.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

for the six months to 30 June 2008

7.	Adjusted earnings reconciliation continued

all figures in £ millions	Statutory income statement	Re-analyse discontinued operations	Other net gains and losses	Amortisation/ adjustment of acquired intangibles	Other net finance costs / income	Tax amortisation benefit	Adjusted income statement
2008 half year
Operating profit (note 2)	95	—	—	29	—	—	124
Net finance costs (note 3)	(40)	—	—	—	—	—	(40)

Profit before tax (note 4)	55	—	—	29	—	—	84
Income tax (note 5)	(16)	—	—	(10)	—	2	(24)

Profit for the period – continuing	39	—	—	19	—	2	60
Profit for the period – discontinued (note 8)	(88)	—	88	—	—	—	—

Profit for the period	(49)	—	88	19	—	2	60
Minorities	(13)	—	—	(2)	—	—	(15)

Earnings	(62)	—	88	17	—	2	45
Weighted average number of shares (millions)							796.6
Adjusted earnings per share							5.6	p

2007 half year
Operating profit (note 2)	70	7	—	16	—	—	93
Net finance costs (note 3)	(35)	—	—	—	(4)	—	(39)

Profit before tax (note 4)	35	7	—	16	(4)	—	54
Income tax (note 5)	(9)	(3)	—	(6)	1	1	(16)

Profit for the period – continuing	26	4	—	10	(3)	1	38
Profit for the period – discontinued (note 8)	(119)	(4)	123	—	—	—	—

Profit for the period	(93)	—	123	10	(3)	1	38
Minorities	(11)	—	—	(2)	—	—	(13)

Earnings	(104)	—	123	8	(3)	1	25
Weighted average number of shares (millions)							797.3
Adjusted earnings per share							3.1	p

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

for the six months to 30 June 2008

7.	Adjusted earnings reconciliation continued

all figures in £ millions	Statutory Income statement	Re-analyse discontinued operations	Other net gains and losses	Amortisation/ adjustment of acquired intangibles	Other net finance costs / income	Tax amortisation benefit	Adjusted income statement
2007 full year
Operating profit (note 2)	574	15	—	45	—	—	634
Net finance costs (note 3)	(106)	—	—	—	21	—	(85)

Profit before tax (note 4)	468	15	—	45	21	—	549
Income tax (note 5)	(131)	(5)	(9)	(19)	(6)	25	(145)

Profit for the period – continuing	337	10	(9)	26	15	25	404
Profit for the period – discontinued (note 8)	(27)	(10)	37	—	—	—	—

Profit for the period	310	—	28	26	15	25	404
Minorities	(26)	—	—	(4)	—	(2)	(32)

Earnings	284	—	28	22	15	23	372
Weighted average number of shares (millions)							796.8
Adjusted earnings per share							46.7	p

8.	Discontinued operations

Discontinued operations relate to the Group’s interest in Government Solutions (sold on 15 February 2007), Datamark (acquired with eCollege and immediately sold on 31 July 2007), Les Echos (sold on 24 December 2007) and the Data Management (Scanners) business (sold on 22 February 2008).

The results of Government Solutions and Les Echos have been included in discontinued operations in 2007 and consolidated up to the date of sale. Datamark was sold immediately following its acquisition as part of the eCollege transaction and consequently none of the results for this business have been consolidated. The Scanners business was sold on 22 February 2008 and has been included in discontinued operations for the full year in 2007 and up to the date of sale in 2008. The assets and liabilities of the Scanners business were reported as held for sale in the 31 December 2007 balance sheet. At 30 June 2007 the held for sale assets and liabilities relate to Les Echos.

Sales by discontinued operations are shown in the table below:

all figures in £ millions	2008 half year	2007 half year	2007 full year
Total sales by discontinued operations	7	97	167

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

for the six months to 30 June 2008

8.	Discontinued operations continued

The loss for the period on discontinued operations is analysed below. The amounts for the six months to 30 June 2008 relate entirely to the Scanners business.

all figures in £ millions	2008 half year	2007 half year	2007 full year
Operating profit	—	7	15
Goodwill impairment (re Scanners disposal)	—	—	(97)

Profit / (loss) before tax before sale of discontinued operations	—	7	(82)
Attributable tax expense	—	(3)	(5)
(Loss) / profit on sale of discontinued operations	(51)	(24)	146
Attributable tax expense	(37)	(99)	(86)

Loss for the period from discontinued operations	(88)	(119)	(27)
(Loss) / profit before tax	(51)	(17)	64
Attributable tax expense	(37)	(102)	(91)

Loss for the period from discontinued operations	(88)	(119)	(27)

Operating profit included in adjusted earnings	—	7	15
Attributable tax expense	—	(3)	(5)

Profit for the period included in adjusted earnings	—	4	10
Goodwill impairment (re Scanners disposal)	—	—	(97)
(Loss) / profit on sale of discontinued operations	(51)	(24)	146
Attributable tax expense	(37)	(99)	(86)

Loss for the period from discontinued operations	(88)	(119)	(27)

The loss / profit on sale of discontinued businesses is analysed below:

all figures in £ millions	2008 half year	2007 half year	2007 full year
Net assets disposed	(109)	(278)	(296)
Proceeds received	111	321	515
Costs	(4)	(13)	(20)

(Loss) / profit on sale before cumulative translation adjustment	(2)	30	199
Cumulative translation adjustment	(49)	(54)	(53)

(Loss) / profit on sale before tax	(51)	(24)	146
Attributable tax charge	(37)	(99)	(86)

(Loss) / profit on sale after tax	(88)	(123)	60

The loss in 2008 relates entirely to the Scanners business.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

for the six months to 30 June 2008

9.	Dividends

all figures in £ millions	2008 half year	2007 half year	2007 full year
Amounts recognised as distributions to equity shareholders in the period	163	150	238

The directors are proposing an interim dividend of 11.8p per equity share, payable on 19 September 2008 to shareholders on the register at the close of business on 22 August 2008. This interim dividend, which will absorb an estimated £94m of shareholders’ funds, has not been included as a liability as at 30 June 2008.

10.	Exchange rates

Pearson earns a significant proportion of its sales and profits in overseas currencies, the most important being the US dollar. The relevant rates are as follows:

	2008 half year	2007 half year	2007 full year
Average rate for profits	1.97	1.98	2.00
Period end rate	1.99	2.01	1.99

11.	Statement of changes in equity

all figures in £ millions	2008 half year	2007 half year	2007 full year
Attributable to equity holders of the Company
Total recognised income and expense for the period	(64)	(1)	418
Equity settled transactions	16	13	30
Issue of ordinary shares – share option schemes	2	7	12
Cumulative translation adjustment on disposals	49	54	53
Purchase of treasury shares	(26)	(35)	(56)
Dividends paid to equity holders of the Company	(163)	(150)	(238)

Net movement for the period	(186)	(112)	219
Attributable to equity holders of the Company at the beginning of the period	3,695	3,476	3,476

Attributable to equity holders of the Company at the end of the period	3,509	3,364	3,695
Minority interest	191	176	179

Total equity	3,700	3,540	3,874

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

for the six months to 30 June 2008

12.	Business combinations

On 2 January 2008 the Group acquired Money-Media, a US-based company offering online news and commentary for the money management industry. On 30 January 2008 the Group completed its acquisition of Harcourt Assessment from Reed Elsevier, after receiving clearance from the US Department of Justice.

Provisional values for the assets and liabilities arising from the acquisitions completed in the six months to 30 June 2008 and adjustments to prior year acquisitions are set out below. For acquisitions completed in the six months to 30 June 2008, we expect to complete fair value and intangible asset reviews in the second half of the year.

all figures in £ millions	Harcourt Assessment	Money- Media	Other	Total
Property, plant and equipment	6	—	—	6
Intangible assets	6	10	6	22
Intangible assets – Pre-publication	36	—	(2)	34
Inventories	9	—	—	9
Trade and other receivables	49	1	—	50
Cash and cash equivalents	5	2	—	7
Trade and other liabilities	(38)	(4)	4	(38)
Current income tax	—	—	(1)	(1)
Net deferred income tax liabilities	—	(4)	—	(4)
Provisions for other liabilities and charges	(18)	—	(6)	(24)

Net assets acquired at fair value	55	5	1	61
Goodwill	271	28	3	302

Total	326	33	4	363

Satisfied by:
Cash				(361)
Deferred consideration				(1)
Net prior year adjustments				(1)

Total consideration				(363)

Net cash outflow on acquisition:
Cash – current period acquisitions				(361)
Deferred payments for prior year acquisitions and other items				(1)
Cash and cash equivalents acquired				7

Cash outflow on acquisitions				(355)

In total, acquisitions completed in the six months to 30 June 2008 contributed an additional £79m of sales and £7m of operating profit.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

for the six months to 30 June 2008

13.	Intangible assets

all figures in £ millions	2008 half year	2007 half year	2007 full year
Goodwill	3,652	3,341	3,343
Other intangibles	466	300	471

Total intangibles	4,118	3,641	3,814

14.	Net debt

all figures in £ millions	2008 half year	2007 half year	2007 full year
Non-current assets
Derivative financial instruments	21	16	23
Current assets
Derivative financial instruments	2	19	28
Marketable securities	19	28	40
Cash and cash equivalents (excluding overdrafts)	448	383	560
Non-current liabilities
Borrowings	(1,897)	(1,471)	(1,049)
Derivative financial instruments	(21)	(28)	(16)
Current liabilities
Borrowings	(251)	(392)	(559)
Derivative financial instruments	(3)	—	—

Net debt – continuing operations	(1,682)	(1,445)	(973)
Net cash classified as held for sale	—	13	—

Total net debt	(1,682)	(1,432)	(973)

In May 2008, Pearson issued $350m 5.5% Guaranteed Senior Notes 2013 and $550m 6.25% Guaranteed Senior Notes 2018. The proceeds were used to repay outstanding indebtedness under our existing revolving credit facility agreement.

15.	Related parties

There were no material related party transactions and no guarantees have been provided to related parties in the period.

16.	Events after the balance sheet date

There were no significant post balance sheet events.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

for the six months to 30 June 2008

17.	Cash flows

all figures in £ millions	2008 half year	2007 half year	2007 full year
Reconciliation of profit / loss for the period to net cash generated from / used in operations
(Loss) / profit for the period	(49)	(93)	310
Income tax	53	111	222
Depreciation and amortisation charges	83	62	138
Investment in pre-publication assets	(128)	(103)	(230)
Amortisation of pre-publication assets	87	74	192
Loss on sale of property, plant and equipment	—	1	1
Net finance costs	40	35	106
Share of results of joint ventures and associates	(14)	(11)	(23)
Profit / (loss) on sale of subsidiaries and associates	51	24	(146)
Goodwill impairment of discontinued operations	—	—	97
Net foreign exchange (losses) / gains from transactions	(2)	(1)	11
Share-based payment costs	16	13	30
Inventories	(105)	(75)	(1)
Trade and other receivables	(49)	(48)	(5)
Trade and other liabilities	(121)	(110)	80
Retirement benefit obligations	(9)	(67)	(126)
Provisions	—	—	3

Net cash (used in) / generated from operations	(147)	(188)	659
Dividends from joint ventures and associates	2	2	32
Net purchase of PPE including finance lease principal payments	(32)	(31)	(74)
Purchase of intangible assets	(14)	(14)	(33)
Add back: Special pension contribution	—	50	100

Operating cash flow	(191)	(181)	684
Operating tax paid	(48)	(39)	(61)
Net operating finance costs paid	(35)	(45)	(90)

Operating free cash flow	(274)	(265)	533
Non-operating tax paid	—	(9)	(26)
Special pension contribution	—	(50)	(100)

Total free cash flow	(274)	(324)	407
Dividends paid (including to minorities)	(179)	(154)	(248)

Net movement of funds from operations	(453)	(478)	159

Included in net cash used in / generated from operations is an amount of £nil (2007 half year: £(4)m, 2007 full year: £7m) relating to discontinued operations.

Operating cash flow, operating free cash flow and total free cash flow have been disclosed as they are part of Pearson’s corporate and operating measures. Following the completion of the latest actuarial valuation of the UK Group pension plan as at January 2006, the Group agreed that during 2007 it would make additional payments to the plan amounting to £100m. The Group has excluded this £100m from its definition of operating cash flow and operating free cash flow as it distorts the underlying operating performance for that year.

STATEMENT OF DIRECTORS’ RESPONSIBILITIES

The directors confirm that the condensed consolidated financial information has been prepared in accordance with IAS 34 as adopted by the European Union and that the interim management report includes a fair review of the information required by sections 4.2.7 and 4.2.8 of the Disclosure and Transparency Rules of the Financial Services Authority.

The directors of Pearson plc are listed in the 2007 Annual Report. There have been the following appointments to the Board since the publication of the Annual Report:

CK Prahalad	appointed 1 May 2008
Will Ethridge	appointed 1 May 2008

By order of the Board

Marjorie Scardino

Chief Executive

27 July 2008

Robin Freestone

Chief Financial Officer

27 July 2008